Exhibit 99.2

ELTEK LTD.

4 Drezner Street
Sgoola Industrial Zone
Petach Tikva 49101, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Arieh Reichart,  Eliyahu Dvora and Amnon Shemer or any of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.6 per share, of Eltek Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Special General Meeting of Shareholders of the Company (the “Meeting”) to be held on Thursday, January 9, 2014 at 10:00 a.m. (Israel time) at the principal offices of the Company, 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Meeting (receipt of which is hereby acknowledged):

IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEM 1 SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST FOR ITEM 1 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

14475

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

ELTEK LTD.

January 9, 2014

GO GREEN

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
  Please detach along perforated line and mail in the envelope provided.

00000302000000000000 0	010914

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Item 1.
				FOR	AGAINST	ABSTAIN
		1.	To approve the Compensation Policy as set forth as Exhibit A to the proxy statement for the Meeting.	☐	☐	☐

				YES	NO
			Do you have a personal interest with respect to Item 1?	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.